UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Psychemedics Corporation

(Name of Issuer)

Common Stock, $.005 par value

(Title of Class of Securities)

744375205

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205

1	Name of Reporting Person Discovery Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

	6	Shared Voting Power 212,036

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 212,036

9	Aggregate Amount Beneficially Owned by Each Reporting Person 212,036

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 4.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 744375205

1	Name of Reporting Person Discovery Group I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

	6	Shared Voting Power 252,506

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 252,506

9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,506

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 4.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 744375205

1	Name of Reporting Person Daniel J. Donoghue

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

	6	Shared Voting Power 252,506

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 252,506

9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,506

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 4.8%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 744375205

1	Name of Reporting Person Michael R. Murphy

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

	6	Shared Voting Power 252,506

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 252,506

9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,506

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 4.8%

12	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Psychemedics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 125 Nagog Park, Acton, MA 01720

Item 2.
(a)

Name of Person Filing:
Discovery Equity Partners, L.P.  (“Discovery Partners”)

Discovery Group I, LLC, the general partner of Discovery Partners (“Discovery Group”)

Daniel J. Donoghue, a Managing Member of Discovery Group

Michael R. Murphy, a Managing Member of Discovery Group

(b)

Address of Principal Business Office or, if none, Residence:
Discovery Partners, Discovery Group, Mr. Donoghue, and Mr. Murphy are all located at:

191 North Wacker Drive, Suite 1685, Chicago, Illinois  60606

	(c)	Citizenship: Discovery Partners is an Illinois limited partnership Discovery Group is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities: Common Stock, $.005 par value
	(e)	CUSIP Number: 744375205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Discovery Partners – 212,036 Discovery Group – 252,506 Mr. Donoghue – 252,506 Mr. Murphy – 252,506
(b)

Percent of class:
Discovery Partners – 4.1%
Discovery Group – 4.8%
Mr. Donoghue – 4.8%
Mr. Murphy – 4.8%

The foregoing percentages are based on 5,213,563 shares of Common Stock of the Issuer identified in Item 1 outstanding as of November 11, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote Discovery Partners – 212,036 Discovery Group – 252,506 Mr. Donoghue – 252,506 Mr. Murphy – 252,506
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of Discovery Partners – 212,036 Discovery Group – 252,506 Mr. Donoghue – 252,506 Mr. Murphy – 252,506

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 13, 2009, by and among Discovery Equity Partners; L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008